Exhibit 1
To Shareholders in the United States:
Both parties of the Joint Share Transfer Agreement referred to in this document, CHINTAI Corporation and ABLE INC., have been incorporated under the laws of Japan. The joint share transfer described in this document is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the issuer may purchase shares otherwise than under the joint share transfer, such as in open market or privately negotiated purchases or through subscriptions of newly issued shares.
This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

April 12, 2010

Company Name:	CHINTAI Corporation
Representative:	Representative Director/President,
Seiji Tezuka
(Code No. 2420)
Contact:	Kazuhiko Kawabuchi Company Secretary, Investor Relations (Tel: 03-3500-5557)

Company Name:	ABLE INC.
Representative:	Representative Director/President, Ryuji Hirata (Code No. 8872)
Contact:	Kenichiro Yagishita Director (Tel: 03-5414-0617)
Regarding the Establishment of a Joint Holding Company (through a Share
Transfer) between CHINTAI Corporation and ABLE INC., and Concluding an
Agreement and Drafting a Share Transfer Plan in Relation Thereto
     CHINTAI Corporation (hereafter, “CHINTAI”) and ABLE INC. (hereafter, “ABLE”) (hereafter, CHINTAI and ABLE shall be jointly referred to as “Both Companies”) each held a Board of Directors’ meeting on April 12, 2010, whereby it was decided, pending approval by Both Companies’ Shareholder Meetings, that “ABLE CHINTAI HOLDINGS INC.,” a joint holding company that would become a wholly-owning parent company of Both Companies (hereafter, the “Holding Company”), shall be established as of November 1, 2010 (scheduled) (hereinafter, the “Effective Date”), by method of a joint share transfer (hereafter, the “Joint Share Transfer”). Accordingly, the outline of the Holding Company and the terms of the Joint Share Transfer have been decided, and as of April 12, 2010, a “Joint Share Transfer Agreement” has been concluded between Both Companies (hereafter, the “Transfer Agreement”) and a “Share Transfer Plan” has been jointly drafted.
--
1. Outline of the Establishment of a Joint Holding Company through Share Transfer
     1) Background to Establishing the Holding Company
     Both Companies have come to establish, through a favorable cooperative relationship, a stable business model in their respective enterprise domains, with rental real estate agency business at its core, and have maintained a close relationship with customers for over 30 years. CHINTAI’s main business consists of providing information on real estate properties for rent through “CHINTAI,” its information magazine, and “CHINTAI Net,” its internet site. “CHINTAI” is issued in 26 areas across the country, and “CHINTAI Net” holds the No. 1 spot for most number of unique users (according to a research done by Video Research Interactive). ABLE, which is mainly in the rental real estate agency and management

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.
business, has developed 471 directly-managed stores across the country (as of March 31, 2010), and its business operation has been predominant combined with its name recognition.
     In recent years, the increased level of satisfaction for living environments due to the improved quality of rental housing and high functionality of housing facilities, coupled with the effects of the global economic downturn stemming from the so-called Lehman shock two years ago, have reduced the desire of rental occupants to change their residences. In addition, the number of young tenants, which has been Both Companies’ main customer base, will be declining from now on because of the shifting age composition of households due to dwindling birthrates combined with an aging population. Moreover, changes to the business environment surrounding Both Companies can be foreseen based on the decrease in population of our country, and the declining number of rental housing construction. It is under these drawbacks, that Both Companies have been engaging in discussions toward further strengthening their cooperation, in order to provide tenants and property owners with services that offer greater convenience and new added value, through demonstrating Both Companies’ maximum potential and evidencing the differences with our competitors. A global business expansion strategy to accompany the recovery of the world economy and other new external growth strategies have been contemplated to secure commanding predominance, and take position as the true leading enterprise in the rental real estate agency business, which has so far been Both Companies’ main enterprise domain. As a result, a conclusion was reached that forming a business group through the establishment of the Holding Company using the Joint Share Transfer method was the best option to fully combine Both Companies’ strengths, while each maintains its freedom of management and external growth intentions, and uses the brand power ABLE and CHINTAI have cultivated.
     2) Purpose of Establishing the Holding Company
     In order to command predominance in the rental real estate agency business that is Both Companies’ main enterprise domain, and to provide maximum value to each stakeholder, the new business group shall be established under the following basic principles.
          a) Reconstructing Both Companies’ “Core Competence” (a Company’s Core Strength)
     The aim is to realize an expansive value chain though the restructuring of the trinity of “Purchases,” “Customers” and “Agency Services” that are the stronghold of Both Companies’ rental real estate agency business.
          b) Acceleration of “External Growth” based on New Group Development Strategies
     Under a firm cooperation based on the present merger, proactive external growth will be accelerated through making what was until now each company’s unique strategies, the foundation for Both Companies’ mutual growth,
          c) Suggesting and Realizing a Prosperous “Lifestyle” that is Safe and Comfortable
     A prosperous “Lifestyle” that is safe and comfortable will be suggested and realized through the group’s comprehensive efforts to combine the media provided by CHINTAI and the network of stores provided by ABLE.
     3) Expected Results from the Establishment of the Holding Company
          a) Establishing an Enhanced Value Chain through Connecting “Purchases,” “Customers” and “Agency Services”

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.
     Taking advantage of the new added value provided to property owners through Both Companies’ close cooperation, we aim to rapidly increase the number of properties handled by ABLE and listed on CHINTAI’s media. In addition to further strengthening the customer base in our ABLE stores by expanding the number of listed properties through these media, we intend to create more appealing CHINTAI media by providing widespread “Lifestyle” related information that goes beyond just rental properties. Through the improved media value achieved by these combined efforts, we will proactively reach out to a wide range of agencies as well as ABLE more than ever before, and suggest that they list information on CHINTAI’s media. It is expected that, as a result, ABLE will have the possibility to target a broader scope of customers than it has before, and further expand its business opportunities.
     As a result, it is anticipated that the appeal for each of CHINTAI’s media will be heightened and that the number of unique users will further increase; and, it can be expected that business opportunities, such as the increase in number of properties handled by agencies, will expand for ABLE, and all other agencies that list information on any of CHINTAI’s media. This expansion of business, joined with the rise in the rate of agency and management operations of properties, leads to the reassurance and satisfaction of property owners. In addition, such reassurance and satisfaction of owners brings forth a further increase in the number of properties to be managed and for which agencies are needed, and increases ABLE’s business footing. This ideal series of connections leads to further enhancements of value chains.
     Through the establishment of the above enhanced value chains, we aim to provide new added value for the property owners, the residents and each of the agencies, as well to increase the value of Both Companies’ enterprise.
          b) Efficient Distribution of the Group’s Management Resources, and Expanding the Business through Optimum Uses
     Until now, CHINTAI’s main business areas have consisted of media, system, insurance agency, entertainment and travel industries, and ABLE’s main business areas have consisted of rental agency, agency related, management, network and parking industries. Efficient distribution of the group’s management resources, including man-power resources and intellectual property resources, such as Both Companies’ know-how, will become possible through the establishment of the Holding Company, which will allow CHINTAI’s business to expand through the provision of extensive “Lifestyle” information, and will lead ABLE to much deeper and broader enterprise domains with the purpose of expanding its business to realize a prosperous “Lifestyle” that is safe and comfortable.
          c) Reducing Costs by Cutting Indirect Departments
     Our aim is to reduce the group’s combined expenses, by constricting listing maintenance costs and making indirect operations more efficient, and reducing costs by sharing the burden of system investments.
     4) Post Establishment Structure of the Holding Company
     It is intended that the newly established Holding Company will hold 100% of the common shares of Both Companies through the Joint Share Transfer.
2. Summary of the Share Transfer
     1) Joint Share Transfer Schedule

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Record Date of Annual Meeting of Shareholders (ABLE)	March 31, 2010 (Wednesday)
Board of Directors’ Meeting approving the Transfer Agreement and Share Transfer Plan (CHINTAI and ABLE)	April 12, 2010 (Monday)
Conclusion of the Transfer Agreement and Drafting the Share Transfer Plan (CHINTAI and ABLE)	April 12, 2010 (Monday)
Notice regarding Determination of the Record Date of the Extraordinary Meeting of Shareholders (CHINTAI)	April 13, 2010 (Tuesday) (Scheduled)
Record Date of the Extraordinary Meeting of Shareholders (CHINTAI)	April 30, 2010 (Friday) (Scheduled)
Annual Meeting of Shareholders approving the Share Transfer Plan (ABLE)	June 29, 2010 (Tuesday) (Scheduled)
Extraordinary Meeting of Shareholders approving the Share Transfer Plan (CHINTAI)	June 30, 2010 (Wednesday) (Scheduled)
Delisting from the Osaka Securities Exchange (CHINTAI and ABLE)	October 27, 2010 (Wednesday) (Scheduled)
Effective Date of the Joint Share Transfer	November 1, 2010 (Monday) (Scheduled)
Listing of the Holding Company	November 1, 2010 (Monday) (Scheduled)
     It shall be noted that if any compelling reasons arise going forth with the procedures hereon, the above schedule may change, upon discussions by Both Companies.
     2) Contents of the Allocation of the Joint Share Transfer (Share Transfer Ratio)

Company Name	CHINTAI	ABLE
Share Transfer Allocation	1.00	0.023

(Note 1)	100 common shares of the Holding Company will be delivered for every one common share of CHINTAI, and 2.3 common shares of the Holding Company will be delivered for every one common share of ABLE. The number of shares consisting of one share unit of the Holding Company is planned to be 100.

In the event that, as a result of the Joint Share Transfer, common shares of the Holding Company must be delivered to the shareholders of CHINTAI or ABLE, but that such deliverable share is a fraction that does not amount to at least one share, such shareholder shall receive cash equivalent to such fractional proportion, pursuant to Article 234 of the Companies Act and other relevant laws and regulations. However, in the event that any major changes to the terms and conditions that are the basis for the calculation arise, the above share transfer ratio may change upon discussions by Both Companies.

(Note 2)	Number of new shares delivered by the Holding Company as a result of the Joint Share Transfer (intended): 82,688,504 common shares

The number has been calculated based on CHINTAI’s total number of issued shares, 550,348 shares (as of January 31, 2010), and ABLE’s total number of issued shares, 13,740,173 shares (As of December 31, 2009). However, because Both Companies intend to retire all of their treasury shares immediately before the Effective Date, CHINTAI’s 33,200 treasury shares (as of January 31, 2010) and ABLE’s 273,345 treasury shares (as of December 31, 2009) have been excluded from the calculation of deliverable new shares above. In addition, the number of new shares delivered by the Holding Company may change in the event that the total number of issued shares changes.
     3) Basis of Calculation for the Allocation of Share Transfer

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.
          a) Basis of Calculation
     In order to ensure fairness in the calculation of share transfer ratio for the Joint Share Transfer, Both Companies each requested a calculation of share transfer ratio from A.G.S. Consulting Co., Ltd. (hereafter, “A.G.S. Consulting”) and Nakachi Corporate Finance, respectively, and both received documents outlining the share transfer ratio calculation.
     A.G.S. Consulting, upon analyzing the terms and conditions of the Joint Share Transfer, used the market share price computing method, because of the existence of a market price for Both Companies’ common shares, as well as the computing method that compares similar public companies and DCF (Discounted Cash Flow) computing method for Both Companies, in making their calculation. With regards to the market share price method, the market share price for a certain period of time is generally used, because using the market share price for a certain point in time does not allow for the exclusion of singularities in the value formation process, and using the market share price for an extensive period of time does not accurately portray a share price that reflects the actual conditions of earnings standards, etc. Therefore, A.G.S. Consulting computed the calculated range of share transfer ratio, modeled on recent pricing conditions, and based on the closing arithmetic stock price average of the most recent month, three months, six months, and the period following the date of CHINTAI’s March 17, 2010, announcement, “1st Quarter Financial Results for the October 2010 Quarter,” leading up to April 9, 2010, the base date. With regards to the computing method that compares similar public companies, the method was used upon analyzing various comparable factors of other similar listed companies. By using the financial data and share prices of other similar companies, this method, like the market share price method, objectively reflects valuations in the market. With regards to the DCF computing method, it was considered an appropriate method in valuating going business (going concern), because it is a valuation method based on a company’s future cashflow (earning power). Both Companies’ value was evaluated by discounting future cashflows (computed based on Both Companies’ business plan) to the current value at a certain discount rate. In addition, in using the DCF computing method, there were no drastic increases or decreases anticipated in future profit plans. The results of the calculation based on each computing method are as shown below. In addition, the below calculated range of share transfer ratio states the computed range of number of common shares of ABLE for every one common share of CHINTAI.

	Computing Method	Calculated Range of Share Transfer Ratio
1.	Market share price	0.021 ~ 0.026
2.	Comparing to similar public companies	0.023 ~ 0.027
3.	DCF	0.020 ~ 0.028
     Furthermore, in calculating the share transfer ratio, A.G.S. Consulting generally used information provided by Both Companies and information publicly available as is, computed its calculation under the assumption that such documents and information were all accurate and complete, and did not independently verify the accuracy or completeness of such documents and information. In addition, with regards to assets and liabilities (including contingent liabilities) of Both Companies and related companies, A.G.S. Consulting has not conducted independent evaluations, appraisals or assessments, nor did they request expert opinion or assessment from a third party organization. A.G.S. Consulting’s ratio calculation reflects information and economic conditions as of April 9, 2010.
     Nakachi Corporate Finance, upon analyzing the terms and conditions of the Joint Share Transfer, used the average market share price computing method in making their calculation, because of the existence of a market price for Both Companies’ common shares. They also used the DCF (Discounted Cash Flow) computing method for Both Companies, in order to be able to verify and supplement the existence or non-existence of contributing factors that are not incorporated in the market share price

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.
method. Moreover, the computing method that compares similar public companies was not used, because of the difficulty of selecting a comparable similar public company for purposes of valuation. With regards to average market share price computing method, realizing that using a market share price for a certain point in time can lead to the exclusion of singularities, and with a policy to use as recent market price as possible, Nakachi Corporate Finance computed the calculated range of share transfer ratio based on the closing arithmetic stock price average of the past month, three months and six months leading up to, and the day of, April 9, 2010, the based date. In addition, there were no drastic increases or decreases anticipated in Both Companies’ profit plans, on which Nakachi Corporate Finance based its DCF computing method. The results of the calculation based on each computing method are as shown below. In addition, the below calculated range of share transfer ratio states the computed range of number of common shares of ABLE for every one common share of CHINTAI.

	Computing Method	Calculated Range of Share Transfer Ratio
1.	Average market share price	0.0201 ~ 0.0246
2.	DCF	0.0200 ~ 0.0275
     Furthermore, in calculating the share transfer ratio, Nakachi Corporate Finance generally used information provided by Both Companies and information publicly available as is, computed its calculation under the assumption that such documents and information were all accurate and complete, and did not independently verify the accuracy or completeness of such documents and information. In addition, with regards to assets and liabilities (including contingent liabilities) of Both Companies and related companies, Nakachi Corporate Finance has not conducted independent evaluations, appraisals or assessments, nor did they request expert opinion or assessment from a third party organization. Nakachi Corporate Finance’s ratio calculation reflects information and economic conditions as of April 9, 2010.
           b) Developing the Calculation
     As stated above, CHINTAI and ABLE requested a calculation of share transfer ratio to be used in the Joint Share Transfer from A.G.S. Consulting and Nakachi Corporate Finance, respectively. With the results obtained from A.G.S. Consulting and Nakachi Corporate Finance as a reference, and in light of the results of the due diligence they conducted on each other, Both Companies each comprehensively considered primary factors, such as financial conditions, conditions of assets, and future prospects; and, thereafter prudently engaged in discussions with each other regarding the share transfer ratio. Finally, as a result of many discussions, the above share transfer ratio was deemed appropriate, and a decision and agreement was reached as of April 12, 2010.
          c) Relations to the Calculating Organizations
     Neither A.G.S. Consulting nor Nakachi Corporate Finance are related parties of Both Companies, nor do they have any related interest in the Joint Share Transfer that need be stated.
4)	New Share Subscription Rights and New Share Subscription Rights Debentures Involved in the Joint Share Transfer.
     The new share subscription rights issued by CHINTAI below, will be retired without consideration, provided that the resolution for the Joint Share Transfer is approved at CHINTAI’s Shareholders Meeting.

Fifth New Share Subscription Rights	(Resolved at the Annual Meeting of Shareholders on January 27, 2005)

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Sixth New Share Subscription Rights	(Resolved at the Annual Meeting of Shareholders on January 27, 2005)
Seventh New Shares Subscription Rights	(Resolved at the Annual Meeting of Shareholders on January 27, 2005)
     With regard to each of the holders of the new share subscription rights issued by CHINTAI below, corresponding new share subscription rights of the Holding Company will be delivered (taking into account the contents of CHINTAI’s new share subscription rights) to such holders, in accordance to the Joint Share Transfer. .
     For more information on this new share subscription rights, please refer to CHINTAI’s “Notice Regarding the Issuance of Stock Options (New Share Subscription Rights),” dated April 12, 2010.

Eighth New Share Subscription Rights	(Resolved at the Annual Meeting of Shareholders on January 28, 2010)
     With regard to each of the holders of the new shares subscription rights issued by ABLE below, corresponding new share subscription rights of the Holding Company will be delivered (taking into account the contents of ABLE’s new share subscription rights) to such holders, in accordance to the Joint Share Transfer.

First New Share Subscription Rights	(Resolved at the Annual Meeting of Shareholders on June 26, 2009)
     It shall be noted that neither of Both Companies have issued any new share subscription rights debentures.
     5) Treasury Shares of Both Companies
     Both Companies intend on retiring all of their treasury shares immediately before the Joint Share Transfer Date comes into effect.
     6) New Listing of the Holding Company
     Both Companies intend on listing the shares of the newly established Holding Company on the Osaka Securities Exchange, JASDAQ market. The listing date is intended to be as of November 1, 2010. In addition, because Both Companies will become wholly-owned subsidiaries of the Holding Company as a result of the Joint Share Transfer, Both Companies intend to delist from the Osaka Securities Exchange on October 27, 2010, preceding to the listing of the Holding Company.
     The delisting date shall be proscribed in accordance with every regulation of the Osaka Securities Exchange.
     7) Dividends for the First Fiscal Year Following Establishment of the Holding Company
     For the first fiscal year following the establishment of the Holding Company (November 1, 2010, to October 31, 2011), midterm dividends are intended to be distributed, with the last day of the interim period being the record date. In addition, with regards to the annual dividends distributed by the Holding Company, the amount will be determined by comprehensively taking into account Both Companies’ dividend principles and standards up to date, and the Holding Company’s performance.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.
     8) Dividends of Both Companies Based on the Record Date Preceding the Establishment of the Holding Company
     For information relating to CHINTAI’s dividends for the October 2010 quarter, please refer to “2. Dividend Matters” in CHINTAI’s “1 st Quarter Financial Results for the October 2010 Quarter,” dated March 17, 2010. For information relating to ABLE’s dividends for the March 2010 and October 2010 quarters, please refer to “2. Dividend Matters” in ABLE’s “3rd Quarter Financial Results for the March 2010 Quarter,” dated February 10, 2010, and “Notice Regarding Partial Changes to the Fiscal Term and Articles of Incorporation, and Accompanying Prospects from Hereon,” dated April 12, 2010.
     9) Changes to Both Companies’ Articles of Incorporation and ABLE’s Fiscal Term
     Changes to Both Companies’ Articles of Incorporation and ABLE’s Fiscal Term are intended to be made in relation to the Joint Share Transfer. For information relating to changes made CHINTAI’s Articles of Incorporation, please refer to CHINTAI’s “Notice Regarding Partial Changes to the Articles of Incorporation,” dated April 12, 2010. For information relating to changes made to ABLE’s Articles of Incorporation and Fiscal Term, please refer to ABLE’s “Notice Regarding Partial Changes to the Fiscal Term and Articles of Incorporation, and Accompanying Prospects from Hereon,” dated April 12, 2010.
3. Outline of the Companies Involved in the Share Transfer

1.	Corporate Name	CHINTAI Corporation	ABLE INC.

2.	Location	1-2-8 Toranomon Minato-ku, Tokyo	1-5-5 Moto Akasaka Minato-ku, Tokyo

3.	Position/Name of Representative	Representative Director/President, Seiji Tezuka	Representative Director/President, Ryuji Hirata

4.	Description of Business	Information provision service on available rental properties through rental housing information magazine, internet site and information service for mobile phones, etc.	Real estate rental agency, real estate management, rental related service, operating real estate rental agency franchises, asset use consulting, parking operation, etc.

5.	Capital	2.070 billion yen (as of end of October, 2009)	2.622 billion yen (as of end of December, 2009)

6.	Date of Establishment	April, 1992	July, 1979

7.	Number of Shares Issued	550,348 shares (as of end of October, 2009)	13,740,173 shares (as of end of December, 2009)

8.	Accounting Period	October 31	March 31

9.	Number of Employees	(Consolidated) 189 (as of end of October, 2009)	(Consolidated) 3,124 (as of end of December, 2009)

10.	Main Customer(s)	ABLE	General Customers

11.	Main Financing Banks	Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd. Resona Bank, Limited	Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation Resona Bank, Limited Mizuho Bank, Ltd.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

12.	Main Shareholders and their Share Holding Ratio	Shigeru Sato	34.15%	S&C Inc.	27.80%
		MINT SHA Co., LTD.	26.22%	Shinji Sato	10.21%
		Societe Generale Private Banking (Japan) Ltd. Trustee of non-discretionary securities trust	3.94%	Societe Generale Private Banking (Japan) Ltd. Trustee of non-discretionary money in trust other than money trust	8.73%
		Mellon Bank, N.A. Treaty Client Omnibus (Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	3.63%	Societe Generale Private Banking (Japan) Ltd. Trustee of non-discretionary securities trust	7. 47%
		CB New York Cho Associates (Custodian: Citibank Japan Ltd.)	1.47%	Shigeru Sato	4.99%
		Shinji Sato	1.09%	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.72%
		ABLE	0.41%	S&F Inc.	2.18%
		Luxembourg Offshore JASDEC Lending Account (Custodian: Mizuho Corporate Bank, Ltd.)	0.41%	Goldman Sachs International (Custodian: Goldman Sachs Japan Co., Ltd.)	2.18%
		The Bank of New York Treaty JASDEC Account (Custodian: Mizuho Corporate Bank, Ltd.)	0.39%	Trust and Custody Services Bank, Ltd. (Securities Investment Trust Account)	0.95%
		Yoichi Sugiyama	0.37%	Japan Trustee Services Bank, Ltd. (Trust Account)	0.77%
		(As of October 31, 2009)		(As of September 30, 2009)

13.	Relationship between the Interested Corporations
	Capital Ties	ABLE holds 2,280 shares of CHINTAI (as of end of October 2009)
	Personnel Ties	There are some mutual temporary transfer of employees between Both Companies, but no other personnel ties that need be stated.
	Transactional Ties	ABLE acts as an advertising agency to CHINTAI. Furthermore, there are transactions between Both Companies relating to systems, insurance, and real estate leases.
	Related Interested Parties	Because Mr. Shigeru Sato and his close relatives are main shareholders of Both Companies, and each hold majority voting rights in CHINTAI and ABLE (both include indirect ownership), Both Companies are related interested parties.

14.	Results of Operations and Financial Conditions in the Most Recent Three Fiscal Years (In millions of yen)

	CHINTAI (Consolidated)			ABLE (Consolidated)
	Ending	Ending	Ending	Ending	Ending	Ending
Accounting Period	Oct. ‘07	Oct. ‘08	Oct. ‘09	Mar. ‘07	Mar. ‘08	Mar. ‘09
Consolidated Net Assets	13,279	13,213	12,521	15,709	16,138	15,866
Consolidated Total Assets	18,233	17,076	16,366	30,620	31,103	29,796
Consolidated Net Assets Per Share (yen)	24,207.72	24,183.40	24,213.48	1,138.51	1,168.20	1,159.37
Consolidated Sales Amount	19,422	18,450	14,981	34,989	36,182	35,183
Consolidated Business Profits	4,305	3,266	3,150	1,519	2,176	1,730

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

	CHINTAI (Consolidated)			ABLE (Consolidated)
	Ending	Ending	Ending	Ending	Ending	Ending
Accounting Period	Oct. ‘07	Oct. ‘08	Oct. ‘09	Mar. ‘07	Mar. ‘08	Mar. ‘09
Consolidated Current Profits	4,773	2,473	3,439	2,033	2,450	1,946
Consolidated Current Net Profits	2,688	1,051	540	584	944	410
Consolidated Current Net Profits per Share (yen)	4,897.95	1,918.83	1,021.57	42.56	68.77	29.94
Cash Dividend per Share (yen)	1,900	1,325	1,550	35	46	19
4. Outline of the Newly Established Company through the Share Transfer

1.	Company Name	ABLE CHINTAI Holdings Corporation (English Name: ABLE CHINTAI HOLDINGS INC.)

2.	Description of Business	Service of providing information on available rental properties, real estate rental agency, real estate management, providing rental related service, publication of books, administrative management of subsidiaries that conduct sales, and businesses related and attached thereto.

3.	Principal Place of Business	1-5-5 Moto Akasaka Minato-ku, Tokyo

4.	Representatives and Officers Intended to Take Office	Representative Director/Chairman, Shigeru Sato: Representative Director/Chairman of CHINTAI Representative Director/President, Ryuji Hirata: Representative Director/President of ABLE
Director/Vice President, Seiji Tezuka: Representative Director/President of CHINTAI
Independent Director, Yoichi Sugiyama: Independent Director of CHINTAI
Independent Director, Yasutaka Yanase: Independent Director of CHINTAI
Full-time Auditor, Masayuki Takeda: Representative Director/President of Able Lease Inc.
Full-time Auditor, Mamoru Tamura: Full-time Auditor of CHINTAI
Auditor (outside): Shin Ikeda: Auditor of ABLE
Auditor (outside): Kosei Watanabe: Auditor of CHINTAI

5.	Capital	3 billion yen

6.	Net Assets	Undecided

7.	Total Assets	Undecided

8.	Last Day of Fiscal Year	October 31

9.	Outline of Accounting Process	The accounting process for this Joint Share Transfer falls under “Acquisition” of the Standard Accounting Procedures for Combined Businesses, and it is anticipated that the purchase method applies. Furthermore, a negative goodwill amortization is anticipated with regard to the Holding Company’s consolidated settlement of accounts; however, the amount cannot be estimated at this time, and will be released as soon as it is decided.

10.	Future Prospects	Both Companies will consider the Holding Company’s earnings forecast from hereon. Information regarding the earnings forecast for the first fiscal year

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

following the establishment of the Holding Company (from November 1, 2010 to October 31, 2011) will be released as soon as it is decided.